Exhibit 99.1

Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23                                     A Publicly-Held Company                                                  NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF FEBRUARY 25, 2021

DATE AND TIME: On February 25, 2021 at 9:00 am.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The totality of the elected members, with the attendance of the Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY TAKEN:

Continuing with the meeting of the Board of Directors of February 1, 2021 and on the grounds of sub items 6.8, IX and X, of the Bylaws, the Board members declared how the payout of R$0.139400 net for each share held will be carried out, of which R$0.096407 as dividends and R$0.042993 as interest on capital, net (R$0.05058 gross), totaling R$1,361 million, net of taxes.

Stockholders will be paid on March 12, 2021, based on the final stockholding position recorded on February 25, 2021, and the credit to the specific account will be recorded on March 1, 2021.

CLOSING: Once the work was completed, Leila Cristiane Barboza Braga de Melo, secretary to the Board, drafted these minutes, which, after being read and approved by all, were signed by all meeting attendees. São Paulo (SP), February 25, 2021. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, and Pedro Luiz Bodin de Moraes – Board members.

São Paulo (SP), February 25, 2021.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence